3579 Valley Centre, Suite 100 San Diego, CA 92130	Via EDGAR

November 10, 2016

U.S. Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Attn:	Ms. Suzanne Hayes

Ms. Christina Thomas

Re:	AmpliPhi Biosciences Corporation

Registration Statement on Form S-1

Initially Filed September 1, 2016, as amended

File No. 333-213421

Acceleration Request

Requested Date:	November 14, 2016
Requested Time:	4:30 P.M. Eastern Time

Dear Ms. Hayes and Ms. Thomas:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 (File No. 333-213421) (the “Registration Statement”) to become effective on November 14, 2016, at 4:30 p.m., Eastern Time, or as soon thereafter as is practicable, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff (the “Staff”). This request for acceleration is subject, however, to your receiving a telephone call prior to such time from our legal counsel, Cooley LLP, confirming this request. The Registrant hereby authorizes each of James Pennington and Asa Henin of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Asa Henin of Cooley LLP, counsel to the Registrant, at (858) 550-6104, or in his absence, James Pennington of Cooley LLP at (858) 550-6029.

In connection with this request, the Registrant acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

AmpliPhi Biosciences Corporation

By:	/s/ M. Scott Salka
M. Scott Salka
Chief Executive Officer

cc:	Steve R. Martin, AmpliPhi Biosciences Corporation

Thomas A. Coll, Esq., Cooley LLP

Ivan Blumenthal, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Daniel Bagliebter, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.